

May 10, 2012

<u>Via Facsimile</u>
Michael J. Rockenbach
Executive Vice President and CFO
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

> **Re: Emulex Corporation**
> **Form 10-K for the Fiscal Year Ended July 3, 2011**
> **Filed August 23, 2011**
> **Form 8-K/A filed November 10, 2010**
> **File No. 001-31353**

Dear Mr. Rockenbach:

We have reviewed your letter dated April 5, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 23, 2012.

Form 10-K for the Fiscal Year Ended July 3, 2011

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 84

1.   We note from your response to prior comment 4 that income before income taxes pertaining to Ireland was significant to total income (loss) before income taxes for all periods presented.   Please consider disclosing in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries with statutory income tax rates lower than the U.S. A separate discussion of foreign effective income tax rates may be necessary to understanding your results of

operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Form 8-K/A Filed November 10, 2010

Exhibit 99.3

Note 3. Pro Forma Adjustments, page 5

2.   We note your response to prior comment 8 that the contingent consideration shares were a one-time grant that was part of the total purchase price and were not intended to be compensation for the owners that would be deemed to have a continuing impact to the company. However, considering the recognition periods of the contingent consideration included in your response, it appears that it does have a continuing impact on the company's financial statements. As a result, please confirm that in future filings you will not include similar pro forma adjustments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief